INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
     REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

          SUBJECT TO COMPLETION -- PRELIMINARY PROSPECTUS SUPPLEMENT,
                             DATED OCTOBER 24, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER   , 1996)

                                  $300,000,000

                                      LOGO

                      % SUBORDINATED NOTES DUE NOVEMBER   , 2006
                               ------------------

The Subordinated Notes (the "Notes") will mature on November   , 2006. Interest
on the Notes will be payable semi-annually in arrears on May   and November   of
each year, beginning May   , 1997. The Notes will be unsecured and subordinated
as set forth under "Description of the Notes". The Notes will not be redeemable prior to maturity without the written consent of the Board of Governors of the Federal Reserve System (the "Board of Governors") and the Bank of England. The Notes will not be subject to any sinking fund. Payment of principal of the Notes may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of HSBC Americas, Inc. (the "Corporation") or receivership of the Corporation's principal subsidiary, Marine Midland Bank (the "Bank"). There is no right of acceleration upon a default in the payment of principal or interest or in the performance of any covenant in the Notes or the Indenture dated as of October 24, 1996, between the Corporation and Bankers Trust Company (the "Indenture").

The Notes will be represented by global securities (the "Global Securities") registered in the name of the nominee of the Depository Trust Company ("DTC"). Interest in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds. See "Description of the Notes" herein and "Description of Debt Securities" in the accompanying Prospectus (the "Prospectus").
                               ------------------

THE NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK
   OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE
      FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY
                            OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               PRICE TO        UNDERWRITING DISCOUNT          PROCEEDS TO
              PUBLIC(1)          AND COMMISSIONS(2)        CORPORATION(1)(3)
--------------------------------------------------------------------------------
Per Note....  [         ]          [         ]                [         ]
--------------------------------------------------------------------------------
Total.......  [         ]          [         ]                [         ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November   , 1996.

(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Corporation estimated at $[    ].
                               ------------------

The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC on or about November
  , 1996. This Prospectus Supplement and the Prospectus may be used by HSBC Securities, Inc., an affiliate of the Corporation, or other affiliates of the Corporation in connection with offers and sales related to market-making activities. HSBC Securities, Inc. or such affiliates may act as principal or agent in any such transactions which will be made at negotiated prices related to the prevailing market prices at the time of sale.
                               ------------------
HSBC SECURITIES, INC.                                        MERRILL LYNCH & CO.
              J.P. MORGAN & CO.                  SMITH BARNEY INC.
          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                THE CORPORATION

     HSBC Americas, Inc. (the "Corporation"), formerly Marine Midland Banks, Inc., is a New York State-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. At September 30, 1996, the Corporation, together with its subsidiaries, had assets of $22.2 billion, deposits of $17.2 billion and shareholders' equity of $1.9 billion.

     The Corporation is an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"). HSBC, with assets of approximately $352 billion at December 31, 1995 and net income of approximately $3.9 billion for the year ended December 31, 1995, is one of the world's largest banking groups. HSBC, the ultimate parent company of the Hongkong and Shanghai Banking Corporation Limited and Midland Bank plc, is an international banking and financial services organization with major commercial and investment banking franchises operating under long established names in Asia, Europe, North America and the Middle East. The principal executive offices of HSBC are located in London.

     The Corporation's principal subsidiary, the Bank, which had assets of $22.0 billion and deposits of $18.4 billion at September 30, 1996, is supervised and routinely examined by the Superintendent of Banks of the State of New York (the "Superintendent of Banks") and the Board of Governors. The Bank is a regional bank with 330 branches creating a distinctive geographic franchise which encompasses the entire State of New York. The Bank has a presence in each of the upstate New York markets, as well as in New York City. Selected banking products, including credit cards and asset based lending, are offered on a national basis. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products.

                              RECENT DEVELOPMENTS

     On August 28, 1996, the Corporation announced that it had reached agreement on August 21, 1996 with CT Financial Services Inc., a federal corporation organized under the laws of Canada (the "Seller") to purchase from the Seller all of the issued and outstanding common shares of CTUS Inc. ("CTUS"), a unitary thrift holding company. CTUS owns approximately 99% of the issued and outstanding shares of First Federal Savings and Loan Association of Rochester ("First Federal"), a thrift institution which, at June 30, 1996, had approximately $7.2 billion in assets and approximately $4.4 billion in deposits and operated 80 branches across New York State including 31 branches in Monroe and Erie counties. The purchase price to be paid by the Corporation to the Seller is $620 million in cash, subject to certain upward or downward adjustments. It is contemplated that simultaneously with the purchase of the common shares of CTUS by the Corporation, First Federal will be merged with and into the Bank. The acquisition of CTUS is expected to expand the scope of the Bank's operations to a wider retail customer base as well as its existing mortgage origination network. After the closing of the purchase of the CTUS common shares, the Seller will continue to hold certain securities of CTUS for the sole purpose of providing to the Seller the amount of the net recovery, if any, by First Federal (or the Bank as its successor) resulting from the pending action in the United States Court of Claims by First Federal against the United States government alleging breaches by the government of contractual undertakings to First Federal following passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989.

     Completion of the acquisition is subject to certain conditions, including receipt of necessary regulatory approvals, including approval of the Board of Governors and the Superintendent of Banks, as well as notification of the Office of Thrift Supervision. The transaction, when completed, will be accounted for as a purchase, and the results of CTUS's operations will be included in the Corporation's financial statements from the date of acquisition.

     On August 13, 1996, the Bank announced that it had entered into an agreement to acquire the institutional United States dollar clearing activity of Morgan Guaranty Trust Company of New York. This transaction is also subject to regulatory approval. Additionally, prior to June 30, 1996, the Corporation acquired two New York City branches of the Hang Seng Bank, an affiliate of the Corporation, and selected assets and liabilities of East River Savings Bank.

                                USE OF PROCEEDS

     The net proceeds to be received by the Corporation from the sale of the
Notes, estimated to be $     million after deducting offering expenses and
underwriting commissions, will be added to the general funds of the Corporation and will be available for general corporate purposes, including the funding of investments in or extensions of credit to subsidiaries. Pending such application, the net proceeds will be invested in short-term investments including deposits with subsidiary banks.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Corporation as of September 30, 1996 and as adjusted to give effect to the issuance of the Notes offered hereby.

                                                     AS OF SEPTEMBER 30, 1996
                                                     -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                     ----------    -----------
                                                         ($ IN THOUSANDS)
LONG TERM DEBT
8 5/8% Subordinated Capital Notes due 1997.........  $  125,000    $  125,000
Floating Rate Subordinated Capital Notes
  due 1999...........................................   100,000       100,000
Floating Rate Subordinated Notes due 2000..........     200,000       200,000
Floating Rate Subordinated Notes due 2009..........     124,320       124,320
Subordinated Notes due 2006 offered hereby.........           0       300,000
                                                     ----------    ----------
                                                        549,320       849,320
Other notes payable................................         216           216
Obligations under capital leases...................      33,613        33,613
                                                     ----------    ----------
Total long term debt...............................     583,149       883,149
                                                     ==========    ==========
SHAREHOLDERS' EQUITY
$5.50 Cumulative Preferred Stock, 49,158
  shares authorized, 22,154 shares outstanding.....       2,216         2,216
Adjustable Rate Cumulative Preferred Stock,
  10,000,000 shares authorized, 1,916,950
  shares outstanding...............................      95,847        95,847
Common Stock, $5 par value, 1,100 shares
  authorized, 1,001 shares outstanding.............           5             5
Capital surplus....................................   1,803,274     1,803,274
Retained earnings..................................      37,926        37,926
Net unrealized gain on securities available
  for sale, net of taxes...........................      3,389         3,389
                                                     ----------    ----------
Total shareholders' equity.........................   1,942,657     1,942,657
                                                     ----------    ----------
TOTAL CAPITALIZATION...............................  $2,525,806    $2,825,806
                                                     ==========    ==========

                            RECENT FINANCIAL RESULTS

     The Corporation reported net income for the nine months ended September 30, 1996 of $276 million, up from $219 million for the comparable period in 1995. Return on average common equity was 21.20% for the first nine months of the year, compared to 17.37% for the same period in 1995, while return on average assets was 1.78% compared to 1.56% during the same period last year.

     Net interest income during the first nine months of 1996 was $706 million, which was $43 million above the level for the same period in 1995.
On a taxable equivalent basis, net interest income during the first nine months of 1996 was $709 million, which was $43 million, or 6.4%, above the level for the same period in 1995. Net yield on total assets on a taxable equivalent basis was 4.58% during the first nine months of 1996, compared to 4.75% for the comparable period in 1995. The increase in net interest income was attributable to higher average earning asset balances, which increased 11.4% from the nine-month period ended September 30, 1995.

     The provision for loan losses of $50 million was $108 million lower than in the comparable period in 1995. Net charge-offs for the first nine months of 1996 were at a level of 0.7% of average outstanding loans, as compared to 1.2% a year earlier.

     Non-performing assets were $449 million at September 30, 1996, or 3.10% of total loans and other real estate. This was a $129 million decrease from the December 31, 1995 level, which was 4.16% of total loans and other real estate. The allowance for loan losses was $441 million at September 30, 1996, or 98% of non-performing assets.

     Other operating income, excluding gains and losses, decreased by 1.2% to $225 million in the first nine months of 1996, as compared to $228 million for the same period in 1995.

     Total assets on September 30, 1996 were $22.2 billion, an increase of $2.3 billion or 11.3% from September 30, 1995. The increase reflected growth in the Bank's retail businesses, higher investment in money market assets and the acquisitions of branches of the Hang Seng Bank and East River Savings Bank in the first two quarters of 1996. See "Recent Developments."

     Earning assets totaled $20.8 billion on September 30, 1996, an increase of $2.4 billion, or 12.7%, over the total on September 30, 1995. Loans, the largest category of earning assets, represented 69.5% of earning assets, as compared to 72.4% a year earlier. Total loans were $14.4 billion on September 30, 1996, an increase of 8.1% as compared to September 30, 1995.

     Funding sources, consisting of deposits and borrowed funds, increased by $2.4 billion, or 14.4%, from September 30, 1995 to $19.3 billion on September 30, 1996. Total deposits were $17.2 billion, an increase of $2.4 billion, or 16.4%, over total deposits one year earlier.

     Shareholders' equity totaled $1.9 billion at September 30, 1996, an increase of $246 million and $111 million over shareholders' equity at December 31, 1995 and September 30, 1995, respectively. Total equity as a percent of total assets amounted to 8.77% at September 30, 1996. Under risk-based capital rules, Tier 1 and total capital ratios were 11.19% and 15.61%, respectively, of risk-adjusted assets at September 30, 1996. The Corporation's leverage ratio as of September 30, 1996 was 8.54%.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated historical financial information for the Corporation for each of the years in the five-year period ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996. Such information has been derived from, should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Corporation, including the notes thereto, incorporated by reference in the Prospectus. The financial information for the five years ended December 31, 1995 has been derived from the audited consolidated financial statements of the Corporation. The unaudited financial information for the nine-month periods ended September 30, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Corporation. In the opinion of management, such unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine-month periods ended September 30, 1995 and 1996 are not necessarily indicative of results which may be expected for any other period or for the fiscal year as a whole.

     The Corporation's reported results have been restated to include the results of Concord Leasing, Inc. ("Concord") and Oleifera Investments, Ltd. ("Oleifera"). Concord was merged with the Corporation on January 1, 1995, and Oleifera was merged with the Corporation on January 1, 1996. Both Concord and Oleifera were indirect wholly owned subsidiaries of HSBC prior to their respective mergers with the Corporation, and each transaction was accounted for as a transfer of assets between companies under common control. Concord and Oleifera had tax loss carryforwards, but the transfers necessitated the restatement of the Corporation's financial results to include the accounts and results of operations of Concord and Oleifera as if the transactions had occurred as of the beginning of the earliest period presented. This restatement reduced the Corporation's net income by $266 million in 1994, $363 million in 1993 and $167 million in 1992, and increased net income by $16 million in 1991. Prior to this restatement, the Corporation reported net income of $229 million, $173 million and $109 million for the years ended December 31, 1994, 1993 and 1992, respectively, and a net loss of $190 million for the year ended December 31, 1991. The data in the following table has been restated to include the accounts and results of operations of Concord and Oleifera.

                              HSBC AMERICAS, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                ($ IN MILLIONS)


                                            NINE MONTHS
                                        ENDED SEPTEMBER 30,

                                        -------------------
                                         1996        1995
                                        -------     -------
                                            (UNAUDITED)

SUMMARY INCOME STATEMENT(A):
Net interest income.................... $   706     $   663
Provision for loan losses..............      50         158
Other operating income.................     232         239
Other operating expense................     488         512
                                        -------     -------
Income (loss) before taxes, the
  cumulative effect of change in
  accounting principle and
  extraordinary item...................     400         232 )
Applicable income tax expense..........     124          13
                                        -------     -------
Income (loss) before the cumulative
  effect of change in accounting
  principle and extraordinary item.....     276         219 )
Cumulative effect of change in
  accounting principle and
  extraordinary item (b)...............      --          --
                                        -------     -------
Net income (loss) (a).................. $   276     $   219 )
                                        =======     =======
SELECTED PERIOD END BALANCES(A):
Total assets........................... $22,158     $19,909
Loans..................................  14,426      13,341
Allowance for loan losses..............     441         530
Deposits...............................  17,235      14,803
Long term debt.........................     583         710
Preferred shareholders' equity.........      98          98
Common shareholder's equity............   1,845       1,734
Total shareholders' equity.............   1,943       1,832
SELECTED FINANCIAL RATIOS:
Return on average total assets.........    1.78%       1.56%%
Return on average common equity........   21.20       17.37
Average total shareholders' equity to
  average total assets.................    8.75        9.33
Allowance for loan losses as a % of
  total loans at period end............    3.06        3.97
Nonaccruing loans as a % of total
  loans, at period end.................    2.65        4.39
Nonaccruing loans, other real estate
  and other owned assets as a % of
  total assets at period end...........    2.03        3.91





                                                 YEARS ENDED DECEMBER 31,
                                             -------------------------------
                                              1995        1994        1993
                                             -------     -------     -------


SUMMARY INCOME STATEMENT(A):
Net interest income....................      $   892     $   782     $   727
Provision for loan losses..............          175         169         108
Other operating income.................          315         296         117
Other operating expense................          696         820         944
                                             -------     -------     -------
Income (loss) before taxes, the
  cumulative effect of change in
  accounting principle and
  extraordinary item...................          336          89        (208)
Applicable income tax expense..........           52         126          22
                                             -------     -------     -------
Income (loss) before the cumulative
  effect of change in accounting
  principle and extraordinary item.....          284         (37)       (230)
Cumulative effect of change in
  accounting principle and
  extraordinary item (b)...............           --          --          40
                                             -------     -------     -------
Net income (loss) (a)..................      $   284     ($   37)    ($  190)
                                             =======     =======     =======
SELECTED PERIOD END BALANCES(A):
Total assets...........................      $20,553     $19,120     $20,323
Loans..................................       13,772      13,134      12,521
Allowance for loan losses..............          478         531         524
Deposits...............................       15,330      13,781      12,979
Long term debt.........................          710         713       1,704
Preferred shareholders' equity.........           98          98          98
Common shareholder's equity............        1,599       1,559       1,602
Total shareholders' equity.............        1,697       1,657       1,700
SELECTED FINANCIAL RATIOS:
Return on average total assets......... %       1.50%      -0.20%      -0.99%
Return on average common equity........        16.53       -2.72      -12.48
Average total shareholders' equity to
  average total assets.................         9.37        9.00        8.68
Allowance for loan losses as a % of
  total loans at period end............         3.47        4.05        4.19
Nonaccruing loans as a % of total
  loans, at period end.................         3.40        8.08        8.95
Nonaccruing loans, other real estate
  and other owned assets as a % of
  total assets at period end...........         2.81        6.34        6.74




                                           YEARS ENDED DECEMBER 31,
                                             --------------------
                                              1992        1991
                                             -------     -------


SUMMARY INCOME STATEMENT(A):
Net interest income....................      $   716     $   747
Provision for loan losses..............          289         345
Other operating income.................          421         389
Other operating expense................          907         938
                                             -------     -------
Income (loss) before taxes, the
  cumulative effect of change in
  accounting principle and
  extraordinary item...................          (59)       (147)
Applicable income tax expense..........           29          27
                                             -------     -------
Income (loss) before the cumulative
  effect of change in accounting
  principle and extraordinary item.....          (88)       (174)
Cumulative effect of change in
  accounting principle and
  extraordinary item (b)...............           30          --
                                             -------     -------
Net income (loss) (a)..................      ($   58)    ($  174)
                                             =======     =======
SELECTED PERIOD END BALANCES(A):
Total assets...........................      $19,251     $19,931
Loans..................................       12,678      14,377
Allowance for loan losses..............          701         727
Deposits...............................       13,104      13,568
Long term debt.........................        2,201       1,731
Preferred shareholders' equity.........           98          98
Common shareholder's equity............        1,528       1,462
Total shareholders' equity.............        1,626       1,560
SELECTED FINANCIAL RATIOS:
Return on average total assets.........        -0.31%      -0.84%
Return on average common equity........        -4.33      -14.02
Average total shareholders' equity to
  average total assets.................         8.34        6.72
Allowance for loan losses as a % of
  total loans at period end............         5.53        5.06
Nonaccruing loans as a % of total
  loans, at period end.................        15.87       15.30
Nonaccruing loans, other real estate
  and other owned assets as a % of
  total assets at period end...........        12.43       11.98






[FN]

---------------

(a) The consolidated financial information for each of the years in the five-year period ended December 31, 1995 and for the nine-month period ended September 30, 1995 have been restated to include the results of Concord and Oleifera. Prior to such restatement, the Corporation reported net income of $229 million, $173 million and $109 million for the years ended December 31, 1994, 1993 and 1992, respectively, and a net loss of $190 million for the year ended December 31, 1991.

(b) Includes the cumulative effect of a change in the method of accounting for income taxes in 1993 and an extraordinary item relating to the utilization of operating loss carryforwards in 1992.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Securities (as defined in the Prospectus) set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein have the meanings set forth in the Prospectus.

GENERAL

     The Notes will be obligations of the Corporation limited to $300,000,000
aggregate principal amount at maturity, will mature on November   , 2006 (the
"Maturity Date") and will be issued under an Indenture (the "Indenture") dated as of October 24, 1996, between the Corporation and Bankers Trust Company, as trustee (the "Trustee"). The Indenture is more fully described in the Prospectus.

     The Notes will be direct and unsecured subordinated obligations of the Corporation and will rank pari passu among themselves, without any preference one over the other by reason of priority of date of issue or otherwise. The Notes will also rank pari passu in right of payment with Indebtedness Ranking on a Parity with the Debt Securities (as defined in the Indenture). There is no Indebtedness Ranking on a Parity with the Debt Securities outstanding on the date hereof in addition to the Indebtedness Ranking on a Parity with the Debt Securities listed in the Prospectus. See "Description of Debt
Securities -- Subordinated Securities -- Subordination" in the Prospectus. The rights of Holders of the Notes will, in the case of any bankruptcy, insolvency, receivership, reorganization or similar proceedings in respect of the Corporation or any liquidation or winding up of or relating to the Corporation as a whole, whether voluntary or involuntary, be subordinated in right of payment to all obligations of the Corporation to holders of Senior Indebtedness. The aggregate amount of Senior Indebtedness (which does not include the Bank's deposits) on September 30, 1996 was $2.1 billion. There are no limitations on the issuance or incurrence by the Corporation of additional Senior Indebtedness.

INTEREST

     Interest on the Notes will be payable from November   , 1996 or from the
most recent Interest Payment Date to which interest has been paid or duly
provided for, semi-annually in arrears on May   and November   in each year
(each an "Interest Payment Date"), commencing May   , 1997, at the rate of     %
per annum, to the persons in whose names the Notes are registered at the close of business on the fifteenth day next preceding such Interest Payment Date until the principal thereof is paid or made available for payment.

     The Notes will be sold in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes are not redeemable prior to maturity without the prior written consent of the Board of Governors and the Bank of England. See "Description of Debt Securities -- Subordinated Securities -- Redemption" in the Prospectus. The Notes will not be subject to any sinking fund. Provisions of the Indenture relating to Defeasance will be applicable to the Notes. Defeasance of the Corporation's obligations with respect to the Notes is subject to the prior written approval of the Board of Governors and the Bank of England. See "Description of Debt
Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

     If the Corporation does not pay any installment of interest on the Notes on the applicable Interest Payment Date or all or any part of the principal thereof on the Maturity Date, the obligation to make such payment and such Interest Payment Date or Maturity Date, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Corporation and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity Date. Each payment so deferred will accrue interest at the rate per annum shown on the front cover of this Prospectus Supplement. Any payment so deferred shall not be treated as due for any purpose. Any such deferral shall take place only once with respect to any payment of interest or principal.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in same-day funds and all payments of principal and interest will be made by the Corporation in same-day funds. The Notes will trade in the Same-Day Funds Settlement System of DTC until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered Global Securities. The Global Securities will be deposited with or on behalf of DTC and registered in the name of DTC's nominee. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of such depositary.

     DTC has advised the Corporation that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for persons that have accounts with it ("Participants") and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Beneficial owners of the Notes that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Notes may do so only through Participants and Indirect Participants. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     DTC has advised that, pursuant to procedures established by it (i) upon issuance of the Global Securities by the Corporation, DTC will credit the accounts of the Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to Participants' interests), the Participants and the Indirect Participants (with respect to owners of beneficial interests in such Global Securities).

     So long as DTC's nominee is the registered owner of the Global Securities, such nominee will for all purposes be considered the sole owner of the Notes represented by the Global Securities for all purposes under the Indenture. None of the Corporation, the Trustee or the Security Registrar has any responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. DTC has advised that upon receipt of any payment of principal or interest in respect of the Global Securities, it will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective beneficial interests in such Global Securities as shown on the records of DTC. Payments by Participants and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, and will be the responsibility of the Participants or Indirect Participants.

     The Corporation understands that under existing industry practices, if it requests any action of Holders of Notes or if a beneficial owner of a Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants owning the relevant Notes to give or take such action, and such Participants would authorize Indirect Participants to give or take such action or would otherwise act upon the instructions of owners holding through them.

     A Global Security will be exchangeable for certificated Notes registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as depository for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository or (ii) the

Corporation executes and delivers to the Trustee a Company Order (as defined in the Indenture) that such Global Security shall be so exchangeable.

     A further description of DTC's procedures with respect to the Global Securities is set forth in the Prospectus under "Description of Debt Securities -- Global Securities."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Corporation and HSBC Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc. and J.P. Morgan Securities Inc. (the "Underwriters"), the Corporation has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the principal amount of Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments by nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


                                UNDERWRITER        PRINCIPAL AMOUNT
     --------------------------------------------  ----------------

     HSBC Securities, Inc........................    $
     Merrill Lynch, Pierce, Fenner & Smith.......
                  Incorporated
     J.P. Morgan Securities Inc..................
     Smith Barney Inc............................
                                                       ----------
       Total.....................................    $300,000,000
                                                       ==========


     The Underwriters have advised the Corporation that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession not in excess of      % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may allow, a discount not in
excess of      % of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes have no established trading market. The Corporation has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so, and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Underwriting Agreement provides that the Corporation will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute payments the Underwriters may be required to make in respect of such liabilities.

     Because HSBC Securities, Inc., an affiliate of the Corporation, is an Underwriter, the offering of the Notes is being conducted in accordance with the applicable provisions of Rules 2710 and 2720 of the Conduct Rules (the "Conduct Rules") of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with the Conduct Rules, no NASD member participating in the distribution of the Notes is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent.

     This Prospectus Supplement and the Prospectus may be used by HSBC Securities, Inc. in connection with offers and sales related to market-making activities. HSBC Securities, Inc. may act as principal or agent in any such transactions. Such sales will be made at negotiated prices related to prevailing market prices at the time of sale.

     Certain of the Underwriters are customers of, or engage in transactions with, and from time to time have performed services for, the Corporation or its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby will be passed upon for the Corporation by Cleary, Gottlieb, Steen & Hamilton, special counsel to the Corporation and for the Underwriters by Brown & Wood LLP.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----

PROSPECTUS SUPPLEMENT
The Corporation........................   2
Recent Developments....................   2
Use of Proceeds........................   3
Capitalization.........................   4
Recent Financial Results...............   5
Selected Consolidated Financial Data...   6
Description of the Notes...............   8
Underwriting...........................  10
Legal Opinions.........................  11
PROSPECTUS
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
The Corporation........................   3
Competition and Industry
  Consolidation........................   4
Consolidated Ratios of Earnings to
  Fixed Charges and Combined Fixed
  Charges and Preferred Stock Dividend
  Requirements.........................   5
Supervision and Regulation.............   6
Use of Proceeds........................   7
Description of Debt Securities.........   7
Description of Preferred Stock.........  16
Plan of Distribution...................  18
ERISA Matters..........................  19
Legal Opinions.........................  20
Experts................................  20

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $300,000,000

                                      LOGO

                             % SUBORDINATED NOTES
                             DUE NOVEMBER    , 2006
                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------

                             HSBC SECURITIES, INC.
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
                               SMITH BARNEY INC.
                               NOVEMBER   , 1996

------------------------------------------------------
------------------------------------------------------

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1996

                                                       REGISTRATION NO. 333-5801
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                              HSBC AMERICAS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                    22-1093160
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               ------------------

                           ONE MARINE MIDLAND CENTER
                            BUFFALO, NEW YORK 14203
                                 (716) 841-2424

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------

   PHILIP S. TOOHEY, ESQ.                           JAMES F. MUNSELL, ESQ.
GENERAL COUNSEL AND SECRETARY                 CLEARY, GOTTLIEB, STEEN & HAMILTON
     HSBC AMERICAS, INC.                               ONE LIBERTY PLAZA
  ONE MARINE MIDLAND CENTER                        NEW YORK, NEW YORK 10006
   BUFFALO, NEW YORK 14203                              (212) 225-2000
       (716) 841-2473

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                               ------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                               ------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                SUBJECT TO COMPLETION -- DATED OCTOBER 24, 1996
PROSPECTUS

                                     [LOGO]

                              HSBC AMERICAS, INC.
                               Member HSBC Group

                               ------------------

                                DEBT SECURITIES
                                PREFERRED STOCK

    HSBC Americas, Inc. (the "Corporation") intends to issue from time to time in one or more series up to $500,000,000 in aggregate initial offering price of
(i) debt securities, which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities"; and collectively with the Senior Securities, the "Debt Securities") and (ii) shares of preferred stock (the "Preferred Stock"). The Debt Securities and Preferred Stock offered hereby (collectively, the "Securities") may be offered, separately or as units with other Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement").

                               ------------------


    The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Securities will be subordinate to all existing and future Senior Indebtedness of the Corporation (as defined herein). The maturity of the Subordinated Securities will be subject to acceleration only in the event of certain events of bankruptcy, insolvency or reorganization of the Corporation or receivership of the Corporation's principal subsidiary, Marine Midland Bank (the "Bank").


    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in a Prospectus Supplement, together with the terms of the offering of the Securities and the initial price and net proceeds to the Corporation from the sale thereof. The Prospectus Supplement will include the following information with respect to the Securities, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking, denomination, maturity, priority, rate of interest (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment by the Corporation or any holder, the initial public offering price, any stock exchange listings, any special provisions related to Debt Securities issued as medium-term notes, original issue discount securities or other special terms and the designation of the Trustee, Security Registrar and Paying Agent, (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, terms of any dividend, liquidation, redemption, voting and other rights, any stock exchange listings, and the initial public offering price and (iii) in the case of all Securities, whether such Securities are being offered separately or as a unit with other Securities. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE SECURITIES WILL BE UNSECURED OBLIGATIONS OF THE CORPORATION AND WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.


                               ------------------

    The Securities may be sold by the Corporation directly to purchasers, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters. The Corporation expects that any such agents, managing underwriters or underwriters in the United States may include HSBC Securities, Inc. or other affiliates of the Corporation. If underwriters or agents are involved in any offering of the Securities, the names of the underwriters or agents will be set forth in the applicable Prospectus Supplement. If an underwriter, agent or dealer is involved in any offering of the Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the applicable Prospectus Supplement, and the net proceeds to the Corporation from such offering will be the public offering price of such Securities less such discount in the case of an offering though an underwriter or such commission in the case of an offering through an agent, and less, in each case, the other expenses of the Corporation associated with the issuance and distribution of such Securities.


    The Corporation or one or more of its subsidiaries may from time to time purchase or acquire a position in the Securities and may at its option, hold, resell, cancel or exercise, if applicable, such Securities. HSBC Securities, Inc. expects to offer and sell previously issued Securities in the course of its business as a broker-dealer and may act as principal or agent in such transactions. In addition, this Prospectus may be used by HSBC Securities, Inc. or other affiliates of the Corporation in connection with offers and sales related to market-making activities. HSBC Securities, Inc. or such affiliates may act as principal or agent in any such transactions which will be made at negotiated prices related to the prevailing market prices at the time of sale.



  This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.



                The date of this Prospectus is October   , 1996.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY UNDERWRITER OR AGENT. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

UNLESS OTHERWISE INDICATED, CURRENCY AMOUNTS IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT ARE STATED IN U.S. DOLLARS ("$," "DOLLARS," "U.S. DOLLARS," OR "U.S. $").

                             AVAILABLE INFORMATION

     The Corporation is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained upon written request to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation. Certain securities of the Corporation are listed on the New York Stock Exchange ("NYSE"), and such reports and other information concerning the Corporation also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Corporation has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission pursuant to Sections 12 or 13 of the Exchange Act:

          1. The Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K").

          2. The Corporation's Report on Form 10-Q for the quarter ended March 31, 1996.

          3. The Corporation's Report on Form 10-Q for the quarter ended June 30, 1996.

          4. The Corporation's Report on Form 8-K dated June 5, 1996 (the "June 5th 8-K").

          5. The Corporation's Report on Form 8-K dated August 29, 1996.



          6. The Corporation's Report on Form 8-K dated August 30, 1996.



          7. The Corporation's Report on Form 8-K dated October 22, 1996 (the "October 22nd 8-K").



          8. The description of the Corporation's Preferred Stock contained in the Corporation's registration statements filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.


     All documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the accompanying Prospectus Supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE CORPORATION WILL PROVIDE UPON REQUEST AND WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WRITTEN REQUESTS SHOULD BE DIRECTED TO MANAGER, TREASURY TRANSACTIONS, HSBC AMERICAS, INC., ONE MARINE MIDLAND CENTER, 21ST FLOOR, BUFFALO, NEW YORK 14203. TELEPHONE REQUESTS MAY BE DIRECTED TO MANAGER, TREASURY TRANSACTIONS AT (716) 841-2577.

                                THE CORPORATION


     HSBC Americas, Inc. (the "Corporation"), formerly Marine Midland Banks, Inc., is a New York State-based bank holding company registered under the Bank Holding Company Act of 1956, as amended. At September 30, 1996, the Corporation, together with its subsidiaries, had assets of $22.2 billion, deposits of $17.2 billion and shareholders' equity of $1.9 billion.



     The Corporation is an indirect wholly-owned subsidiary of HSBC Holdings plc ("HSBC"). HSBC, with assets of approximately $352 billion at December 31, 1995 and net income of approximately $3.9 billion for the year ended December 31, 1995, is one of the world's largest banking groups. HSBC, the ultimate parent company of The Hongkong and Shanghai Banking Corporation Limited and Midland Bank plc, is an international banking and financial services organization with major commercial and investment banking franchises operating under long established names in Asia, Europe, North America and the Middle East. The principal executive offices of HSBC are located in London.



     The Corporation's principal subsidiary, the Bank, which had assets of $22.0 billion and deposits of $18.4 billion at September 30, 1996, is supervised and routinely examined by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Bank is a regional bank with 330 branches creating a distinctive geographic franchise which encompasses the entire State of New York. Selected banking products, including credit cards and asset based lending, are offered on a national basis. The Bank is engaged in a general commercial banking business, offering a full range of banking products and services to individuals, corporations, institutions and governments. Through its affiliation with HSBC, the Bank offers its customers access to global markets and services. In turn, the Bank plays a role in the delivery and processing of other HSBC products.

     The Corporation's reported results are consolidated with Concord Leasing, Inc. ("Concord") and Oleifera Investments, Ltd. ("Oleifera"). Concord, which provides equipment financing through secured loan and finance lease transactions, had assets of $1.5 billion at December 31, 1994. Concord was merged with the Corporation on January 1, 1995 through the contribution of Concord's outstanding common stock held by HSBC Holdings, B.V., an indirect wholly owned subsidiary of HSBC, to the Corporation. The merger transaction was accounted for as a transfer of assets between companies under common control, with the assets and liabilities of Concord combined with those of the Corporation at their historical carrying values. Oleifera had assets of $183 million at December 31, 1995. The assets of Oleifera were transferred to the Corporation on January 1, 1996 through a transaction involving the contribution of common stock held by HSBC Holdings, B.V. to the Corporation. The transaction was accounted for as a transfer of assets between companies under common control. The Corporation's consolidated financial statements set forth in the June 5th 8-K reflect a restatement of all prior periods to include the accounts and results of operations of Oleifera as if the transaction had occurred as of the beginning of the earliest period presented.



     On August 13, 1996, the Bank announced that it had entered into an agreement to acquire the institutional United States dollar clearing activity of Morgan Guaranty Trust Company of New York. On August 21, 1996, the Corporation entered into an agreement with CT Financial Services Inc. for the purchase of all of the outstanding shares of CTUS Inc., the parent company of First Federal Savings and Loan Association of Rochester.



     A more complete description of these pending acquisitions, including pro forma and other financial information relating thereto, is set out in the October 22nd 8-K.


                     COMPETITION AND INDUSTRY CONSOLIDATION

     The Corporation and its subsidiaries face competition in all of the markets they serve, competing with other major financial institutions, including commercial banks, investment banks, savings and loan associations, credit unions, consumer finance companies, money market funds and other non-banking institutions, such as insurance companies, major retailers, brokerage firms, and investment companies in New York, throughout the United States, and internationally. One of the principal methods of competing effectively in the financial services industry is to improve customer service through the quality and range of services available, easing access to facilities and pricing. One outgrowth of this competitive environment has been a significant number of consolidations in the banking industry both on a national and regional level, partially in response to changes in the regulatory framework governing banks' interstate activities. See "Supervision and Regulation". The Corporation engages on an ongoing basis in reviewing and discussing possible acquisitions of financial institutions, as well as banking and other assets in order to expand its business. The Corporation intends to continue to explore acquisition opportunities as they arise in order to take advantage of the continuing consolidation in the banking industry.

         CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED
            FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS


     The Corporation's ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements are set forth below for the periods indicated, including restatement on a historic basis to include the accounts and results of operations of Concord and Oleifera, which were merged with the Corporation on January 1, 1995 and 1996, respectively (see "The Corporation"):


                                            SIX MONTHS
                                              ENDED
                                        ------------------
                                        6/30/96    6/30/95
                                        -------    -------

Earnings to Fixed Charges:
  Excluding Interest on Deposits......    3.82       2.57
  Including Interest on Deposits......    1.80       1.40
Earnings to Combined Fixed Charges and
  Preferred Stock Dividend
  Requirements
  Excluding Interest on Deposits......    3.66       2.47
  Including Interest on Deposits......    1.78       1.38



                                             YEARS ENDED DECEMBER 31,
                                       ------------------------------------
                                       1995    1994    1993    1992    1991
                                       ----    ----    ----    ----    ----

Earnings to Fixed Charges:
  Excluding Interest on Deposits...... 3.35    1.48    0.00    0.73    0.55
  Including Interest on Deposits...... 1.55    1.17    0.58    0.90    0.85
Earnings to Combined Fixed Charges and
  Preferred Stock Dividend
  Requirements
  Excluding Interest on Deposits...... 3.19    1.43    0.00    0.71    0.54
  Including Interest on Deposits...... 1.53    1.16    0.57    0.89    0.84















     Fixed charges exceeded earnings by $212 million in 1993, $62 million in 1992, and $152 million in 1991. Fixed charges and Preferred Stock dividends exceeded earnings by $218 million in 1993, $68 million in 1992, and $159 million in 1991.


     Management also believes that it is informative to view the coverage of fixed charges for 1994 and prior years without such restatement since the Concord and Oleifera mergers took place in 1995 and 1996. Without such restatement, the Corporation's ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were as follows:



                                               YEARS ENDED DECEMBER 31,
                                           --------------------------------
                                           1994     1993     1992     1991
                                           ----     ----     ----     -----

Earnings to Fixed Charges:
  Excluding Interest on Deposits.........  4.33     2.30     2.25     -0.13
  Including Interest on Deposits.........  1.83     1.36     1.24      0.78
Earnings to Combined Fixed Charges and
  Preferred Stock Dividend Requirements:
  Excluding Interest on Deposits.........  3.98     2.17     2.05     -0.12
  Including Interest on Deposits.........  1.80     1.34     1.21      0.78


     Fixed charges exceeded earnings by $183 million in 1991. Fixed charges and preferred stock dividends exceeded earnings by $190 million in 1991.

     For purposes of computing both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year. No tax adjustments were made in loss years.

                           SUPERVISION AND REGULATION

     Banks and bank holding companies are extensively regulated under both federal and state law. Activities in which the Corporation and its subsidiaries are presently engaged or which they may undertake in the future are subject to certain statutory and regulatory restrictions.

     The Corporation is subject to the supervision of, and to regular inspection by, the Board of Governors. The Bank is subject to banking laws and regulations which, among other things, require that reserves be maintained against deposits and currently limit the establishment of branch banking offices in the U.S. outside its home state. There are also various legal limitations upon the extent to which the Bank can finance or otherwise supply funds to the Corporation or certain of its affiliates and certain regulatory limitations on the payment of dividends to the Corporation by the Bank. The Corporation is also prohibited, with certain exceptions, from engaging, directly or indirectly, in activities which are not closely related to banking. In addition, the Federal Reserve Act restricts certain transactions between banks and their nonbank affiliates. Many of the Corporation's competitors are not subject to the same laws and regulations imposed on the Corporation and its subsidiaries.


     The Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning in 1995. In addition, beginning in 1997, a bank may merge with a bank in another state as long as neither of the states opts out of interstate branching. Also, IBBEA protects key provisions of state law, establishes a mechanism for de novo interstate branching and includes provisions relating to interstate branching by foreign banks. The enactment of banking legislation such as the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") have affected the banking industry by, among other things, broadening the regulatory powers of federal banking agencies. Under FIRREA, the failure to meet capital guidelines could subject a financial institution to a variety of regulatory actions, including the termination of deposit insurance by the FDIC. Among other things, FDICIA set standards for: addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depositary institutions, accounting, prompt regulatory action and federal deposit insurance. Pursuant to FDICIA, a well capitalized institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10%, a leverage ratio of at least 5% and not be subject to a capital directive order. The leverage ratio measures Tier 1 capital (essentially common equity, excluding net unrealized gain (loss) on securities available for sale and goodwill, plus certain types of perpetual preferred stock) against total non-risk weighted assets. The Bank's ratios at June 30, 1996 exceeded the ratios required for the well capitalized category.


     In connection with establishing standards to assure the safety and soundness of financial institutions as required by FDICIA, the Federal Reserve Board issued guidelines on operations, management and compensation. The Federal Reserve Board has also proposed standards for asset quality and earnings. The Corporation does not expect the guidelines and proposed regulations to have a material effect on its operations.

                                USE OF PROCEEDS


     The Corporation intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include one or more of the following: investments in and advances to the Corporation's subsidiaries, including the Bank; financing future acquisitions of financial institutions, as well as banking and other assets; and the redemption of certain of the Corporation's outstanding securities. The precise amounts and timing of the application of proceeds used for such corporate purposes will depend upon funding requirements and the availability of other funds to the Corporation and its subsidiaries.


                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions may apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.


     The Senior Securities offered hereby are to be issued under an Indenture, dated as of October 24, 1996 between the Corporation and Bankers Trust Company, ("Bankers Trust" or the "Trustee"), as Trustee (the "Senior Indenture") and the Subordinated Securities offered hereby are to be issued under an Indenture, dated as of October 24, 1996, between the Corporation and Bankers Trust, as Trustee (the "Subordinated Indenture" and collectively with the Senior Indenture, the "Indentures"). Copies of the Indentures are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Indentures do not purport to be complete and such summaries are qualified in their entirety by reference to all of the provisions of the Indentures, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the Indentures are referred to, such provisions or definitions are incorporated herein by reference.


     Because the Corporation is a holding company, its rights and the rights of its creditors, including the Holders of the Debt Securities, to participate in the assets of any subsidiary, including the Bank, upon the subsidiary's liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary's creditors, except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary.


     The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder. Debt Securities may be issued thereunder in series up to the aggregate principal amount which may be authorized from time to time by the Corporation (Section 301). The Debt Securities will be unsecured obligations of the Corporation (Section 113). The Senior Securities will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation. The Subordinated Securities will be subordinate in right of payment as described below under "Subordination."


     The Debt Securities may be issued in one or more separate series of Senior Securities and/or one or more separate series of Subordinated Securities. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable (Section 301):

          (1) the title of such Debt Securities (which shall distinguish such Debt Securities from all other series of Debt Securities), which may include medium-term notes;

          (2) the limit, if any, on the aggregate principal amount or aggregate initial offering price of the Debt Securities;

          (3) the dates on which or periods during which such Debt Securities will be issued, and the dates on, or the range of dates within, which the principal of (and premium, if any, on) such Debt Securities will be payable;

          (4) the rate or rates at which the Debt Securities will bear interest, if any, which rate may be zero in the case of certain Debt Securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined, and the date or dates from which such interest, if any, will accrue;


          (5) the date or dates on which such interest, if any, on the Debt Securities will be payable and the regular record date, if any, for such Interest Payment Dates or the method by which such date or dates will be determined;


          (6) the place or places where (i) the principal of and premium, if any, and any interest on the Debt Securities will be payable, (ii) Debt Securities may be surrendered for registration of transfer, (iii) Debt Securities may be surrendered for exchange, and (iv) notices to or upon the Corporation in respect of the Debt Securities of the series and any Indenture may be served;


          (7) the period or periods within which, the price or prices at which, the Debt Securities may, pursuant to any redemption provision, be redeemed, in whole or in part, and the other detailed terms and provisions of any such redemption provisions;

          (8) if other than denominations of $1,000 and any integral multiples thereof, the denominations in which any Debt Securities will be issuable;

          (9) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

          (10) if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of Debt Securities that will be payable upon declaration of acceleration of the Maturity thereof;

          (11) any index, formula or other method (including a method based on changes in the prices of particular securities, currencies, intangibles, goods, articles or commodities) used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Debt Securities;

          (12) whether such Debt Securities are Senior Securities or Subordinated Securities, or include both;

          (13) whether provisions relating to defeasance and covenant defeasance will be applicable to such series of Debt Securities;

          (14) any provisions granting special rights to Holders of Debt Securities upon the occurrence of specified events;

          (15) any modifications, deletions or additions to the Events of Default or covenants of the Corporation with respect to the Debt Securities;

          (16) whether any Debt Securities are issuable initially in temporary or permanent global form and, if so (i) whether (and the circumstances under which) beneficial owners of interests in permanent global Debt Securities may exchange their interests for Debt Securities of like tenor of any authorized form and denomination, and (ii) the identity of any initial depositary for such global Debt Securities;

          (17) the date as of which any temporary global Debt Security will be dated if other than the original issuance date of the first Debt Security of that series to be issued;


          (18) the Person to whom any interest on any registered Debt Securities will be payable, if other than the Registered Holder, and the extent to which and manner that any interest payable on a temporary global Debt Security will be paid if other than as specified in the Indentures;



          (19) the form and/or terms of certificates, documents or conditions, if any, for Debt Securities to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security of such Series); and

          (20) any other terms, conditions, rights and preferences (or limitations on such rights or preferences) relating to the Debt Securities (which terms shall not be inconsistent with the provisions of the applicable Indenture and the Trust Indenture Act).

     If the amount of payments of principal of and premium, if any, or any interest on Debt Securities is determined with reference to any type of index or formula or changes in prices of particular securities, currencies, intangibles, goods, articles or commodities, the Federal income tax consequences, specific terms and other information with respect to such Debt Securities and such index or formula, securities, currencies, intangibles, goods, articles or commodities will be described in the Prospectus Supplement relating thereto.

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Discount Securities"). Federal income tax consequences and other special considerations applicable to any such Debt Securities will be described in the Prospectus Supplement relating thereto.

REGISTRATION AND TRANSFER

     Unless otherwise provided in the Prospectus Supplement, each series of Debt Securities will be issued only in registered form ("Registered Securities") (Section 302). Marine Midland Bank will serve as the initial Securities Registrar. Unless otherwise provided in the Prospectus Supplement, Registered Securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by the Corporation or the Security Registrar) or exchanged for other Debt Securities of the same series at the Corporate Trust Office of the Trustee in New York City. Such transfer or exchange shall be made without service charge, but the Corporation may require payment of any tax or other governmental charge as described in the applicable Indenture (Sections 301, 305, 1202).

     Unless otherwise indicated in the Prospectus Supplement, Registered Securities, other than Registered Securities issued in global form which may be of any denomination, will be issued without coupons and in denominations of $1,000 or integral multiples thereof (Section 302).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary or common depositary (the "Common Depositary") identified in the applicable Prospectus Supplement. Global Securities may only be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Common Depositary for such Global Security to its nominee or another nominee or by a nominee to the Common Depositary or another nominee or by the Common Depositary or any nominee to a successor Common Depositary or any nominee of such successor (Sections 303, 305).

     Principal and interest payments on the Global Securities registered in the name of the Common Depositary or its nominee will be made to the Common Depositary or its nominee, as the case may be, as the registered owner of such Global Securities. Under the terms of the Indentures, the Corporation and the Paying Agents will treat the persons in whose names the Global Securities are registered as the owners of such Global Securities for the purpose of receiving payment of principal and interest on such Global Securities and for all other purposes whatsoever. Therefore, neither the Corporation nor the Paying Agents has any direct responsibility or liability for the payment of principal of or interest on the Global Securities to owners of beneficial interests in the Global Securities.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on the Securities will be made at the corporate trust office of the Trustee in New York City or at the corporate offices of Marine Midland Bank in New York City, except that, at the option of the

Corporation, interest may be paid by mailing a check to the address of the person entitled thereto as such address appears in the Security Register. (Sections 301, 307, 1202).

CONSOLIDATION, MERGER AND SALE OF ASSETS


     Under each Indenture, the Corporation, without the consent of the Holders of any of the Debt Securities outstanding under the applicable Indenture, may consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person provided that: (i) the successor is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;
(ii) the successor corporation expressly assumes, by an indenture supplemental to the applicable Indenture, the Corporation's obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on all of the Debt Securities under the applicable Indenture and the performance of every covenant of the applicable Indenture; (iii) after giving effect to the transaction, no Event of Default under the Senior Indenture and no Default under the Subordinated Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default or a Default, as the case may be, shall have happened and be continuing; and (iv) certain other conditions are met (Section 1001).


MODIFICATION AND WAIVER


     Each Indenture provides that modification or amendments of the Indentures may be made by the Corporation and the Trustee, with the consent of the Holders of 66 2/3 percent in principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (b) reduce the principal amount of, or rate or amount of interest, if any, on, or any premium payable upon the redemption of any Debt Security; (c) reduce the amount of principal of any Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof or the amount provable in bankruptcy; (e) adversely affect any right of repayment at the option of any Holder of any Debt Security; (f) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security; (g) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date); (h) reduce the percentage of principal amount of outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults and their consequences, or reduce the requirements for quorum or voting by the Holders; or (i) modify certain provisions of the Indentures except to increase the percentage of Holders required to consent thereon to amendment or modification thereof or to provide that certain other Indenture provisions cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby (Section 1102).



     The Holders of 66 2/3 percent in principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with certain terms, conditions, or provisions of the Indentures (Section 1205). The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the applicable Indentures with respect to Debt Securities of that series and its consequences, except a default in the payment of principal or premium, if any, or interest, if any, or in respect of a covenant or provision which under Article XI of each Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected (Section 513).


     Each Indenture provides that, in determining whether the Holders of the requisite principal amount of the outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of Holders for quorum purposes, and for making calculations required under Section 313 of the Trust Indenture Act: (a) the principal amount of a Discount Security that may be counted in making such determination or calculation and that shall be deemed to be outstanding shall be the amount of principal thereof that would be due and payable as of the time of such determination upon acceleration of the Maturity thereof; and (b) the principal amount of any indexed Debt Security that may be counted in making such determination or calculation and that shall be deemed outstanding for such purpose shall be equal to the principal face amount of such indexed Debt Security at original issuance, unless otherwise provided with respect to such Debt Security (Section 101).

DEFEASANCE AND COVENANT DEFEASANCE


     The Indentures provide that the Corporation may elect (a) to defease and be discharged from its obligations with respect to any Debt Securities of or within a series (except the obligations to register the transfer of or exchange such Debt Securities; to replace temporary or mutilated, destroyed, lost or stolen Debt Securities; to maintain an office or agency in respect of such Debt Securities; and to hold moneys for payment in trust) ("defeasance") or (b) with respect to the Senior Indenture, to be released from its obligations with respect to such Debt Securities under Section 1001 of the Senior Indenture or, if provided pursuant to Section 301 of the applicable Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default under the Senior Indenture with respect to such Debt Securities ("covenant defeasance"), in either case by (a) depositing irrevocably with the Trustee as trust funds in trust (i) money in an amount, or (ii) U.S. Government Obligations (as defined below) in an amount which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money in an amount, or (iii) a combination of dollars in cash and U.S. Government Obligations sufficient to pay the principal of and premium, if any, and interest, if any, on the Debt Securities of such series on the dates such installments of interest or principal and premium and any similar payments applicable to such Debt Securities are due and (b) satisfying certain other conditions precedent specified in the Indentures. Such deposit and termination is conditioned among other things upon the Corporation's delivery of an Opinion of Counsel that the Holders of the Debt Securities of such series will have no U.S. federal income tax consequences as a result of such deposit and termination and an Officer's Certificate that all conditions precedent to the defeasance have been met (Article XIV).



     Defeasance of the Corporation's obligations with respect to Subordinated Securities is subject to the prior written approval of the Board of Governors and the Bank of England (Subordinated Indenture, Section 1402).



     If the Corporation exercises its covenant defeasance option with respect to any series of Senior Securities and such Senior Securities are declared due and payable because of the occurrence of any Event of Default other than with respect to a covenant as to which there has been covenant defeasance as described above, the money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Senior Securities at their Stated Maturity but may not be sufficient to pay amounts due on such Senior Securities at the time of acceleration relating to such Event of Default. However, the Corporation would remain liable to make payment of such amounts due at the time of acceleration.


     The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within any particular series.


     Unless otherwise specified in the Prospectus Supplement, "U.S. Government Obligations" means securities that are (i) direct obligations of the United States government or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States government, the timely payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in dollars and are not callable or redeemable at the option of the issuer thereof, and also includes a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest or principal of the U.S. Government Obligation evidenced by such depositary receipt (Section 1402).


REGARDING THE TRUSTEE


     Bankers Trust, the Trustee under the Indentures, has its principal corporate trust office at 4 Albany Street, 4th Floor, New York, New York 10006. The Corporation and its banking subsidiaries maintain banking relationships with the Trustee.



SENIOR SECURITIES


     The Senior Securities will be direct unsecured obligations of the Corporation and will constitute Senior Indebtedness (as defined below under "Subordinated Securities -- Subordination") ranking on a parity with the other Senior Indebtedness of the Corporation.

  EVENTS OF DEFAULT


     The following will be Events of Default under the Senior Indenture with respect to Senior Securities of any series: (a) failure to pay principal or premium, if any, on any Senior Security of that series at Maturity; (b) failure to pay any interest on any Senior Security of that series when due and payable, continued for 30 days; (c) failure to perform any covenant or warranty of the Corporation in the Senior Indenture (other than a covenant or warranty included in the Senior Indenture solely for the benefit of series of Senior Securities other than that series), continued for 60 days after written notice as provided in the Senior Indenture; (d) default under any bond, debenture, note, mortgage, indenture, other instrument or other evidence of Indebtedness for Money Borrowed in an aggregate principal amount exceeding $5 million by the Corporation or the Bank or its successors (including a default with respect to Senior Securities of another series) under the terms of the instrument or instruments by or under which such indebtedness is evidenced, issued or secured, which default results in the acceleration of such indebtedness, if such acceleration is not rescinded or annulled, or such indebtedness is not discharged, within ten days after written notice as provided in the Senior Indenture; (e) certain events in bankruptcy, insolvency or reorganization of the Corporation or receivership of the Bank and (f) any other Event of Default provided with respect to Senior Securities of that series (Senior Indenture, Section 501).



     If an Event of Default with respect to Senior Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the Holders of at least 25 percent in aggregate principal amount of the outstanding Senior Securities of that series may declare the principal amount (or, if the Securities of that series are Discount Securities or Indexed Securities, such portion of the principal amount of such Senior Securities as may be specified in the terms thereof) of and all accrued but unpaid interest on all the Senior Securities of that series to be due and payable immediately, by a written notice to the Corporation (and to the Trustee, if given by Holders), and upon any such declaration such principal amount (or specified amount) and interest shall become immediately due and payable. At any time after a declaration of acceleration with respect to Senior Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of outstanding Senior Securities of that series may, under certain circumstances, rescind and annul such declaration and its consequences, if all Events of Default have been cured, or if permitted, waived, and all payments due (other than those due as a result of acceleration) have been made or provided for (Senior Indenture, Section 502).



     The Senior Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the Holders of Senior Securities of any series, unless such Holders shall have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred (Senior Indenture, Sections 601, 603). Subject to certain provisions, the Holders of a majority in principal amount of the Outstanding Senior Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Senior Securities of that series (Senior Indenture, Section 512).

     The Corporation is required to deliver to the Trustee annually an Officers' Certificate as to its performance and observance of any of the terms, provisions and conditions with respect to certain provisions in the Senior Indenture and as to the absence of any default (Senior Indenture, Section 1206).


SUBORDINATED SECURITIES


     The Subordinated Securities will be direct, unsecured obligations of the Corporation. The obligations of the Corporation pursuant to the Subordinated Securities will be subordinate in right of payment to all Senior Indebtedness as defined below under "Subordination."

     The maturity of the Subordinated Securities will be subject to acceleration only in the event of certain events of bankruptcy, insolvency or reorganization of the Corporation or the receivership of the Bank. See "Events of Default; Defaults" below.

  SUBORDINATION


     The obligation of the Corporation to make any payment on account of the principal of or premium, if any, and interest, if any, on the Subordinated Securities will be subordinate and junior in right of payment to the Corporation's obligations to the holders of Senior Indebtedness of the Corporation to the extent described in the next paragraph. (Subordinated Indenture, Section 1501). "Senior Indebtedness" of the Corporation is defined in the Subordinated Indenture to mean Indebtedness for Money Borrowed of the Corporation, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, except Indebtedness Ranking on a Parity with the Debt Securities and any deferrals, renewals or extensions of such Senior Indebtedness (Subordinated Indenture, Section 101). "Indebtedness for Money Borrowed" of the Corporation is defined in the Subordinated Indenture as (a) any obligation of, or any obligation guaranteed by, the Corporation for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) similar obligations arising from off-balance sheet guarantees and direct credit substitutes, (c) obligations associated with derivative products, such as interest-rate and foreign-exchange-rate contracts, commodity contracts and similar arrangements, and (d) any deferred obligations for the payment of the purchase price of property or assets (Subordinated Indenture, Section 101). "Indebtedness Ranking on a Parity with the Debt Securities" is defined in the Subordinated Indenture to mean Indebtedness for Money Borrowed of the Corporation, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks equally with and not prior to the Subordinated Securities in the right of payment upon the happening of any event of the kind specified in the next paragraph. Indebtedness Ranking on a Parity with the Debt Securities includes the Corporation's:



          (i) 8 5/8% Subordinated Capital Notes due March 1997 issued under an indenture dated March 1, 1987 between the Corporation and The Chase Manhattan Bank (formerly known as Chemical Bank), as trustee;



          (ii) Floating Rate Subordinated Capital Notes due March 1999 issued under an indenture dated as of April 1, 1987 between the Corporation and The Chase Manhattan Bank (formerly known as Chemical Bank), as trustee;



          (iii) Floating Rate Subordinated Notes due December 2000 issued under an indenture dated December 12, 1985 between the Corporation and The Chase Manhattan Bank (formerly known as The Chase Manhattan Bank, National Association), as trustee;



          (iv) Floating Rate Subordinated Notes due December 2009 issued under an indenture dated December 15, 1984 between the Corporation and The Chase Manhattan Bank (formerly known as The Chase Manhattan Bank, National Association), as trustee.

     In the case of any bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding up of or relating to the Corporation as a whole, whether voluntary or involuntary, all obligations of the Corporation to Holders of Senior Indebtedness of the Corporation shall be entitled to be paid in full before any payment shall be made on account of the principal of, or premium, if any, or interest, if any, on the Subordinated Securities of any series. In the event and during the continuation of any default in the payment of principal of, or premium, if any, or interest, if any, on, any Senior Indebtedness beyond any applicable grace period, or in the event that any event of default with respect to any Senior Indebtedness shall have occurred and be continuing, or would occur as a result of certain payments, permitting the holders of such Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, then, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist, no payment of principal of, or premium, if any, or interest, if any, on the Subordinated Securities, or in respect of any redemption, exchange, retirement, purchase or other acquisition of any of the Subordinated Securities, shall be made by the Corporation (Subordinated Indenture, Sections 1501, 1503).


     Any Prospectus Supplement relating to an issuance of Subordinated Securities will set forth (as of the most recent practicable date) the aggregate amount of outstanding Senior Indebtedness and any limitation on the issuance of additional Senior Indebtedness.



     Holders of Subordinated Securities, by their acceptance of such Subordinated Securities, shall be deemed to have irrevocably waived any rights such Holders may have to counterclaim or set off amounts owed by such Holders to the Corporation against amounts owed to such Holders by the Corporation under the Subordinated Indenture or to institute proceedings in respect of such amounts (Subordinated Indenture, Section 1501).



     By reason of such subordination in favor of the holders of Senior Indebtedness of the Corporation, in the event of the insolvency of the Corporation, holders of Senior Indebtedness of the Corporation may receive more, ratably, and Holders of the Subordinated Securities having a claim pursuant to the Subordinated Securities may receive less, ratably, than the other creditors of the Corporation.


  REDEMPTION


     No redemption, defeasance or early repayment of amounts owed under the Subordinated Securities, including purchases of capital notes by the Corporation or its subsidiaries or at the option of Holders of Subordinated Securities, may be made without the prior written consent of the Board of Governors and the Bank of England. Such consent by the Bank of England and the Board of Governors will depend on the Bank of England and the Board of Governors being satisfied that the Corporation's capital is adequate and is likely to remain so (Subordinated Indenture, Section 1302).


  EVENTS OF DEFAULT; DEFAULTS

     The only Events of Default under the Subordinated Indenture with respect to Subordinated Securities of any series will be certain events in bankruptcy, insolvency or reorganization of the Corporation or the receivership of the Bank (Subordinated Indenture, Section 501).


     If an Event of Default with respect to Subordinated Securities of any series at the time Outstanding occurs and is continuing, the Trustee or the Holders of at least 25 percent in principal amount of the Outstanding Subordinated Securities of that series may declare the principal amount (or, if any of the Subordinated Securities of that series are Discount Securities or Indexed Securities, such portion of the principal amount of such Subordinated Securities as may be specified in the terms thereof) of and all accrued but unpaid interest on all the Subordinated Securities of that series to be due and payable immediately, by a written notice to the Corporation (and to the Trustee, if given by Holders), and upon any such declaration such principal amount (or specified amount) and interest shall become immediately due and payable (Subordinated Indenture, Section 502). The foregoing provision would, in the event of the bankruptcy or insolvency of the Corporation, be subject as to enforcement to the broad equity powers of a Federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the

Holders of the Subordinated Securities. At any time after a declaration of acceleration with respect to the Subordinated Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of Outstanding Subordinated Securities of that series may, under certain circumstances, rescind and annul such acceleration but only if all Defaults have been remedied, or if permitted, waived and if certain other conditions have been satisfied (Subordinated Indenture, Sections 502, 513).


     The following events will be Defaults under the Subordinated Indenture with respect to Subordinated Securities of any series: (a) an Event of Default with respect to such series of Subordinated Securities; (b) failure to pay principal or premium, if any, on any Subordinated Security of that series at Maturity, continued for seven days; and (c) failure to pay any interest, if any, on any Subordinated Security of that series when due and payable, continued for 30 days (Subordinated Indenture, Section 503).



     If the Corporation does not pay any installment of interest on the applicable Interest Payment Date or all or any part of principal on the Maturity, the obligation to make such payment and such Interest Payment Date or Maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of the Corporation and (ii) in the case of a payment of principal, the first Business Day after the date that falls six months after the original Maturity. Failure by the Corporation to make any such payment prior to such deferred Interest Payment Date or Maturity shall not constitute a default by the Corporation or otherwise allow any holder to sue the Corporation for such payment or to take any other action. Each payment so deferred will accrue interest at the rate per annum shown on the front cover of the applicable Prospectus Supplement. Any payment so deferred shall not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not a Default has occurred until the deferred Interest Payment Date or Maturity, as the case may be). Any such deferral shall take place only once with respect to any payment of interest or principal.



     The maturity of the Subordinated Securities will be subject to acceleration only in the event of certain events of bankruptcy, insolvency or reorganization of the Corporation or the receivership of the Bank. There will be no right of acceleration of the payment of principal of the Subordinated Securities of such series upon a default in the payment of principal of or premium, if any, or interest, if any, or a default in the performance of any covenant or agreement in the Subordinated Securities or the Subordinated Indenture or any Default other than an Event of Default. If a Default with respect to the Subordinated Securities of any series occurs and is continuing, the Trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the Holders of Subordinated Securities of such series or the performance of any covenant or agreement in the Subordinated Indenture (Subordinated Indenture, Section 503).



     The Subordinated Indenture provides that, subject to the duty of the Trustee upon the occurrence of a Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders of Subordinated Securities of any series unless such Holders shall have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred. (Subordinated Indenture, Sections 601, 603). Subject to certain provisions, the Holders of a majority in principal amount of the Outstanding Subordinated Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, with respect to the Subordinated Securities of that series (Subordinated Indenture, Section 507).



     The Corporation is required to furnish to the Trustee annually an Officer's Certificate as to the performance and observance by the Corporation of certain of the terms, provisions and conditions under the Subordinated Indenture and as to the absence of default (Subordinated Indenture, Section 1204).


REPLACEMENT DEBT SECURITIES

     Unless otherwise provided for in the applicable Prospectus Supplement, if a Debt Security of any series is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office of the Trustee in the City and State of New York upon payment by the Holder of such expenses as may be incurred by the Corporation and the Trustee in connection therewith and the furnishing of such evidence and indemnity as the Corporation and such Trustee may require. Mutilated Debt Securities must be surrendered before new Debt Securities will be issued (Section 306).

NOTICES


     Unless otherwise provided in the applicable Prospectus Supplement, any notice required to be given to a Holder of a Debt Security of any series that is a Registered Security will be mailed to the last address of such Holder set forth in the applicable Security Register, and any notice so mailed shall be deemed to have been received by such Holder, whether or not such Holder actually receives such notice (Section 105).


                         DESCRIPTION OF PREFERRED STOCK

     The following summary contains a description of certain general terms of the Corporation's Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Corporation's Restated Certificate of Incorporation (the "Certificate"), and the Certificate of Designations Establishing a Series of a Class of Stock (the "Designations") relating to each particular series of the Preferred Stock, which will be filed with the Commission at or prior to the time of the sale of such Preferred Stock.

GENERAL

     Under the Corporation's Certificate, the Board of Directors of the Corporation is authorized, without further stockholder action, to provide for the issuance of up to 49,158 shares of preferred stock, without par value and up to 10,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, with such designations or titles; dividend rates; special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up of the Corporation; any redemption or purchase account provisions; any conversion provisions; and any voting rights thereof, as shall be set forth as and when established by the Board of Directors of the Corporation. The shares of any series of Preferred Stock will be, when issued, fully paid and non-assessable and holders thereof shall have no preemptive rights in connection therewith.

     As of the date hereof, the Corporation has outstanding 1,916,950 shares of Adjustable Rate Cumulative Preferred Stock and 22,154 shares of $5.50 Cumulative Preferred Stock. The Adjustable Rate Cumulative Preferred Stock has a liquidation preference of $50 per share. The dividend rate is determined quarterly and is based on a formula which considers certain short- and long-term interest rates. The dividend rate per annum for any dividend period will not be less than 6% nor greater than 12%. This stock is redeemable at the option of the Corporation at any time at a redemption price of $50 per share. The $5.50 Cumulative Preferred Stock has a stated value and a liquidation value of $100 per share and is redeemable at the election of the Corporation at any time at a redemption price of $100 per share.

     The liquidation preference of any series of the Preferred Stock is not necessarily indicative of the price at which shares of such series of Preferred Stock will actually trade at or after the time of their issuance. The market price of any series of Preferred Stock can be expected to fluctuate with changes in market and economic conditions, the financial condition and prospects of the Corporation and other factors that generally influence the market prices of securities.

RANK

     Any series of the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and with all equity securities issued by the Corporation, the terms of which specifically provide that such equity securities will rank junior to the Preferred Stock (collectively referred to as the "Junior Securities"); (ii) on a parity with all equity securities issued by the Corporation, the terms of which specifically provide that such equity securities will rank on a parity with the Preferred Stock, (collectively referred to as the "Parity Securities"); and (iii) junior to all equity securities issued by the Corporation, the terms of which specifically provide that such equity securities will rank senior to the Preferred Stock (collectively referred to as the "Senior Securities"). As used in any Designation for these purposes, the term "equity securities" will not include debt securities convertible into or exchangeable for equity securities.

DIVIDENDS

     Holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Dividends will be payable to holders of record of the Preferred Stock as they appear on the books of the Corporation on such record dates, as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock may be cumulative or non-cumulative.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities unless dividends shall have been paid or set apart for such payment on the Preferred Stock. If full dividends are not so paid, the Preferred Stock shall share dividends pro rata with the Parity Securities. If dividends are cumulative, any accumulated unpaid dividends will not bear interest.

REDEMPTION

     A series of Preferred Stock may be redeemable at any time, in whole or in part, at the option of the Corporation or the holder thereof upon terms and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     In the event of partial redemptions of Preferred Stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by the Board of Directors of the Corporation or by any other method determined to be equitable by the Board of Directors.

     On and after a redemption date, unless the Corporation defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

     Under current regulations, bank holding companies may not redeem shares of preferred stock which constitute Tier 1 capital for purposes of the Board of Governors' risk-based capital requirements without the prior approval of the Board of Governors. Ordinarily, the Board of Governors would permit such a redemption if (1) the shares are redeemed with the proceeds of a sale by the bank holding company of common stock or perpetual preferred stock or (2) the Board of Governors determines that a bank holding company's capital position after such redemption would clearly be adequate and that its condition and circumstances warrant the reduction of a source of permanent capital.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of each series of Preferred Stock that ranks senior to the Junior Securities will be entitled to receive out of assets of the Corporation available for distribution to stockholders, before any distribution is made on any Junior Securities, including Common Stock, distributions upon liquidation in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock, plus an amount equal to any accrued and unpaid dividends. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Preferred Stock of any series and any other Parity Securities are not paid in full, the holders of the Preferred Stock of such series and the Parity Securities will share ratably in any such distribution of assets of the Corporation in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Corporation. However, neither
(i) the merger or consolidation of the Corporation with or into one or more corporations pursuant to any statute which provides in effect that the stockholders of the Corporation shall continue as stockholders of the continuing or combined corporation nor (ii) the acquisition by the Corporation of assets or stock of another corporation shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

VOTING RIGHTS

     Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by applicable law, the holders of the Preferred Stock will have no voting rights.

     Under regulations adopted by the Board of Governors, if the holders of shares of any series of Preferred Stock of the Corporation became entitled to vote for the election of directors, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% if it otherwise exercises a "controlling influence" over the Corporation) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended. In addition, at such time as such series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Board of Governors to acquire or retain 5% or more of such series, and (ii) any person other than a bank holding company may be required to obtain the approval of the Board of Governors under the Change in Bank Control Act to acquire or retain 10% or more of such series.

                              PLAN OF DISTRIBUTION

     The Corporation may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents which solicit to receive offers on behalf of the Corporation or through dealers or through a combination of any such methods of sale. The applicable Prospectus Supplement will set forth the terms of the offering of any Securities, including the names of the underwriters, the purchase price of such Securities and the proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such Securities may be listed.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities if any of such Securities are purchased.

     The Corporation may, from time to time, authorize agents acting on a best efforts basis as agents of the Corporation to solicit or receive offers to purchase the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters or agents may be deemed to have received compensation from the Corporation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agents. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents participating in a distribution of the Securities (including agents only soliciting or receiving offers to purchase Securities on behalf of the Corporation) may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. The Corporation may agree to reimburse underwriters or agents for certain expenses incurred in connection with the distribution of the Securities.

     If so indicated in the applicable Prospectus Supplement, the Corporation will authorize agents or dealers acting as the Corporation's agents to solicit offers by certain institutions to purchase Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Corporation. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Corporation shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for the Corporation. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby.

     Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, the Corporation in the ordinary course of business.

     HSBC Securities, Inc., an affiliate of the Corporation, may be a managing underwriter, underwriter, market-maker or agent in connection with any offer or sale of the Securities. Each offering of the Securities will be conducted in compliance with any applicable requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the underwriting by HSBC Securities, Inc. of the securities of an affiliate. In addition, this Prospectus may be used by HSBC Securities, Inc. in connection with offers and sales related to market-making activities. HSBC Securities, Inc. may act as principal or agent in any such transactions. Such sales will be made at negotiated prices related to the prevailing market prices at the time of sale.

                                 ERISA MATTERS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain restrictions on employee benefit plans ("Plans") that are subject to ERISA and on persons who are fiduciaries with respect to such Plans. In accordance with ERISA's general fiduciary requirements, a fiduciary with respect to any such Plan who is considering the purchase of the Securities on behalf of such Plan should determine whether such purchase is permitted under the governing Plan documents and is prudent and appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibit certain transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of Section 4975 of the Code). Thus, a Plan fiduciary considering the purchase of the Securities should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or
Section 4975 of the Code.

     The Corporation, directly or through its affiliates, may be considered a "party in interest" or a "disqualified person" with respect to many Plans that are subject to ERISA. The purchase of Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) and with respect to which the Corporation is a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Securities are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 95-60 (an exemption for certain transactions involving insurance company general accounts), or PTCE 96-23 (an exemption for certain transactions determined by an in-house asset manager). ANY PENSION OR OTHER EMPLOYEE BENEFIT PLAN PROPOSING TO ACQUIRE ANY SECURITIES SHOULD CONSULT WITH ITS COUNSEL.



     Certain of the underwriters and their associates may be customers of, engage in transactions with, and perform services for, the Corporation in the ordinary course of business.


                                 LEGAL OPINIONS


     The validity of the Securities offered hereby will be passed upon for the Corporation by Cleary, Gottlieb, Steen & Hamilton, special counsel to the Corporation, and for the Underwriters by Brown & Wood LLP.


                                    EXPERTS


     The consolidated financial statements of the Corporation as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and the consolidated balance sheet of Marine Midland Bank as of December 31, 1994 and 1995 contained in the Corporation's 1995 Form 10-K and the supplemental consolidated financial statements as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and the consolidated balance sheet of Marine Midland Bank as of December 31, 1994 and 1995 contained in the June 5th 8-K have been incorporated herein by reference in reliance upon the reports, set forth therein of KPMG Peat Marwick LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. Such reports referred to the Corporation's changes in accounting for income taxes and post-retirement benefits other than pensions in 1993, certain investments in debt and equity securities in 1994 and loan impairment in 1995.



     The consolidated financial statements of CTUS, Inc. as of December 31, 1994 and 1995 and for the years then ended contained in the October 22nd 8-K have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. Such report referred to CTUS Inc.'s changes in accounting for certain investments in debt and equity securities in 1994 and loan impairment in 1995.


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                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities being registered other than underwriting compensation are as follows:



    SEC registration fee....................... $172,414
    Rating agency fees.........................  150,000
    Printing and engraving expenses............   30,000
    Accountants' fees and expenses.............   60,000
    Trustees' fees and expenses................   10,000
    Blue sky fees and expenses.................    1,650
    NASD fee...................................   30,500
    Legal fees and expenses....................  200,000
    Miscellaneous..............................   10,000
                                                --------
      Total.................................... $664,564
                                                ========



---------------

All the above amounts except the SEC registration fee and the NASD fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     The registrant has entered into indemnification agreements with each of its directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that such person is or was a director or officer or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted under Delaware law). An individual may not be indemnified if such person is found not to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, except to the extent Delaware law permits broader contractual indemnification. These indemnification agreements provide procedures, presumptions and remedies which

                                      II-1



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substantially strengthen the indemnification rights beyond those provided by the registrant's Certificate of Incorporation (the "Certificate") and by Delaware law.

     The Certificate provides that each person who was or is made a party to, or is involved in, any action, suit, proceeding or claim by reason of the fact that he or she is or was a director, officer or employee of the registrant (or is or was serving at the request of the registrant as a director, officer, trustee, employee or agent of any other enterprise including service with respect to employee benefit plans) shall be indemnified and held harmless by the registrant, to the full extent permitted by Delaware law, as in effect from time to time, against all expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts to be paid in settlement incurred by such person in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim.

     The rights to indemnification and the payment of expenses provided by the Certificate do not apply to any action, suit, proceeding or claim initiated by or on behalf of a person otherwise entitled to the benefit of such provisions. Any person seeking indemnification under the Certificate shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. The registrant has provided in the Certificate that its directors shall be exculpated from liability as provided under Delaware law.

     The Corporation maintains insurance policies covering liabilities of directors and officers to the extent not covered by indemnification from the Corporation, subject to the conditions and exclusions of the policies, deductible provisions, a maximum amount of coverage of L100 million and disputes with insurers about availability of coverage.

     For the undertaking with respect to indemnification, see Item 17 herein.

     See the Form of proposed Underwriting Agreement filed as Exhibit 1(a) for certain indemnification provisions.

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

ITEM 16. EXHIBITS.


  (1) (a) --   Form of Underwriting Agreement relating to the Debt Securities.**
  (4) (a) --   Restated Certificate of Incorporation of the Corporation, as
               amended through June 12, 1996, incorporated herein by reference to Exhibit 3(a) to the Corporation's Annual Report on Form 10-K
               for the year ended December 31, 1995 (File No. 1-2940).*
  (4) (b) --   By-Laws of the Corporation, as amended through June 12, 1996, incorporated herein by reference to Exhibit 3(b) to the
               Corporation's Annual Report on Form 10-K for the year ended
               December 31, 1995 (File No. 1-2940).*
  (4) (c) --   Form of Senior Indenture, between the Corporation and Bankers
               Trust Company ("Bankers Trust"), as Trustee.**
  (4) (d) --   Form of Subordinated Indenture between the Corporation and
               Bankers Trust, as Trustee.**
  (5)     --   Opinion of Cleary, Gottlieb, Steen & Hamilton.**
 (12) (a) --   Computation of the Corporation's Consolidated Ratio of Earnings
               to Fixed Charges (excluding interest on deposits).*
 (12) (b) --   Computation of the Corporation's Consolidated Ratio of Earnings
               to Fixed Charges (including interest on deposits).*
 (12) (c) --   Computation of the Corporation's Consolidated Ratio of Earnings
               to Combined Fixed Charges and Preferred Stock Dividend
               Requirements (excluding interest on deposits).*
 (12) (d) --   Computation of the Corporation's Consolidated Ratio of Earnings
               to Combined Fixed Charges and Preferred Stock Dividend
               Requirements (including interest on deposits).*
 (21)     --   Subsidiaries of the Corporation. The Corporation's only
               significant subsidiary, as defined, is Marine Midland Bank, a state bank organized under the laws of New York State.
 (23) (a) --   Consent of KPMG Peat Marwick LLP.**
 (23) (b) --   Consent of KPMG Peat Marwick LLP.**
 (23) (c) --   Consent of Cleary, Gottlieb, Steen & Hamilton (included in the opinion filed herewith as Exhibit 5).**
 (24)     --   Power of Attorney of certain officers and directors.**
 (25)     --   Form T-1 Statement of Eligibility under the Trust Indenture
               Act of 1939 of Bankers Trust, as Trustee.**


---------------

 *Previously filed and incorporated by reference herein.

**Filed herewith.


ITEM 17. UNDERTAKINGS.


     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

     (6) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (7) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (8) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of any additional trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                      II-4



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

                                   SIGNATURES


     Pursuant to the requirements of Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on the 23rd day of October, 1996.


                                          HSBC AMERICAS, INC.,

                                          By                  *
                                                     (James H. Cleave)
                                               (President And Chief Executive
                                                          Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                    TITLE                   DATE
---------------------------- ---------------------------------------------------

                       *     Chairman of the Board of         October 23, 1996
(Northrup R. Knox)           Directors
                       *     President, Chief Executive       October 23, 1996
(James H. Cleave)            Officer and Director
                       *     Executive Vice President and     October 23, 1996
(Robert M. Butcher)          Chief Financial Officer
                             (Principal Financial Officer)
                       *     Executive Vice President         October 23, 1996
(Gerald A. Ronning)          and Controller
                             (Principal Accounting Officer)
                       *     Director                         October 23, 1996
(John R. H. Bond)
                       *     Director                         October 23, 1996
(William R. P. Dalton)
                       *     Director                         October 23, 1996
(Sir William Purves)


---------------

* The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment on behalf of each of the above indicated directors and officers of HSBC Americas, Inc. pursuant to powers of attorney executed on behalf of each such officer.

By /s/ PHILIP S. TOOHEY
        (Philip S. Toohey,
  Attorney-In-Fact)


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                                                                   SEQUENTIALLY
 EXHIBIT                                                            NUMBERED
  NUMBER                                        EXHIBIT               PAGE
----------          ---------------------------------------------  -----------

      1(a)    --    Form of Underwriting Agreement relating to
                    the Debt Securities.**
    (4)(a)    --    Restated Certificate of Incorporation of the
                    Corporation, as amended through June 12, 1996,
                    incorporated herein by reference to Exhibit
                    3(a) to the Corporation's Annual Report on
                    Form 10-K for the year ended December 31, 1995
                    (File No. 1-2940)*
    (4)(b)    --    By-Laws of the Corporation, as amended through
                    June 12, 1996, incorporated herein by reference
                    to Exhibit 3(b) to the Corporation's Annual
                    Report on Form 10-K for the year ended
                    December 31, 1995 (File No. 1-2940).*
    (4)(c)    --    Form of Senior Indenture, between the
                    Corporation and Bankers Trust Company ("Bankers
                    Trust"), as Trustee.**
    (4)(d)    --    Form of Subordinated Indenture between the
                    Corporation and Bankers Trust, as Trustee.**
    (5)       --    Opinion of Cleary, Gottlieb, Steen & Hamilton.**
   (12)(a)    --    Computation of the Corporation's Consolidated
                    Ratio of Earnings to Fixed Charges (excluding
                    interest on deposits).*
   (12)(b)    --    Computation of the Corporation's Consolidated
                    Ratio of Earnings to Fixed Charges (including
                    interest on deposits).*
   (12)(c)    --    Computation of the Corporation's Consolidated
                    Ratio of Earnings to Combined Fixed Charges and
                    Preferred Stock Dividend Requirements (excluding
                    interest on deposits).*
   (12)(d)    --    Computation of the Corporation's Consolidated
                    Ratio of Earnings to Combined Fixed Charges and
                    Preferred Stock Dividend Requirements (including
                    interest on deposits).*
   (21)       --    Subsidiaries of the Corporation. The Corporation's
                    only significant subsidiary, as defined, is
                    Marine Midland Bank, a state bank organized
                    under the laws of New York State.
   (23)(a)    --    Consent of KPMG Peat Marwick LLP.**
   (23)(b)    --    Consent of KPMG Peat Marwick LLP.**
   (23)(c)    --    Consent of Cleary, Gottlieb, Steen & Hamilton
                    (included in the opinion filed herewith as
                    Exhibit 5).**
   (24)       --    Power of Attorney of certain officers and
                    directors.**
   (25)       --    Form T-1 Statement of Eligibility under the
                    Trust Indenture Act of 1939 of Bankers Trust, as Trustee.**



---------------

 * Previously filed and incorporated by reference herein.


** Filed herewith.


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